Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratios)

	Year Ended December 31,
	2010	2009	2008	2007		2006

Earnings available to cover fixed charges:
Income (loss) before income taxes	$115	$280	$(443)	$(45)		$(4)
Plus: fixed charges	282	243	344	492		477

Earnings available to cover fixed charges	$397	$523	$(99)	$447		$473

Fixed charges:
Interest expense	$274	$236	$333	$480		$465
Estimated interest portion of net rental expense(1)	8	7	11	12		12

Total fixed charges	$282	$243	$344	$492		$477

Ratio of earnings to fixed charges	1.41	2.15	— (2)	0.91	(2)	0.99	(2)

(1)	One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest factor.

(2)	The ratio coverage of earnings to fixed charges was less than 1:1. Earnings were deficient to cover fixed charges by $443 million, $45 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The earnings deficiencies were due to unfavorable valuation adjustments related to mortgage servicing rights, net.